SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ/MF) 42.150.391/0001-70
Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY - CVM Code 00482-0

NOTICE TO SHAREHOLDERS

DISTRIBUTION OF DIVIDENDS

Braskem S.A. (“Braskem”) announces to shareholders and the market in general that the Annual Shareholders Meeting held on this date, approved the payment of dividends for the fiscal year ended December 31, 2014, in the aggregate amount of R$482,593,324.83, which corresponds to 54% of adjusted net income for the period, resulting in the amounts of (i) R$0.6062497232 per common share or preferred share (class “A” or “B”); and (ii) R$1.2124994464 per ADR.

The dividend payment will be effected as from April 23, 2015, by the transfer agent of the shares, Itaú Corretora de Valores S.A., with no withholding income tax, pursuant to the laws and regulations in force, and without interest or monetary restatement.

As of April 10, 2015, the common shares and the class “A" and "B" preferred shares issued by Braskem will trade ex-dividends, with April 9, 2015 considered the Brazilian Record Date.

Shareholders whose registry does not include a CPF/CNPJ number or indicate a bank, branch and checking account number must normalize their registration at any Itaú branch offering shareholder services.

Additional information can be obtained via Investfone – Shareholder Service Center at the telephone + 55 (11) 3003-9285 in Brazil's state capitals and metropolitan areas and 0800 720 9285 in other locations, or at the branches of the bank that offer shareholder services.

The holders of the ADRs can clarify any questions they may have by contacting JP Morgan, the depositary bank, via the site www.adr.com or by calling + 1 (800) 990-1135  or + 1 (651) 453-2128.

São Paulo, April 9, 2015.

       Mario Augusto da Silva

       Chief Financial and Investor Relations Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2015
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.